

July 21, 2010

Stephen E. Brilz, Esq.
Vice President and Deputy General Counsel
Qwest Communications International Inc.
1801 California Street
Denver, CO 80202

> Re: **Qwest Communications International Inc.**
> **Schedule TO-I**
> **Filed July 13, 2010**
> **File No. 005-53477**

Dear Mr. Brilz:

We have limited our review of the filing to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Schedule TO-I

1.   Please provide us with a brief legal analysis as to why Rule 13e-3 was deemed inapplicable to this transaction. In providing a response, please specifically address the basis for the apparent conclusion that none of the Rule 13e-3 specified effects were triggered by this tender offer to purchase all of the securities outstanding in this class.

Exhibit 99(a)(1)(I): Offer to Purchase

Conditions of the Offer, page 18

2.   We note the disclosure in the first sentence of the penultimate paragraph of this section that you may assert the conditions "regardless of the circumstances that may give rise to them." You may condition a tender offer on any number of conditions, as

long as they are described with reasonable specificity, capable of objective verification, and outside your control. The quoted statement, however, appears to imply that you may assert an offer condition even when the condition is triggered by your own action or inaction. Please advise.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to the disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have questions or comments please contact me at (202) 551-3428. If you require further assistance, you may contact Perry Hindin, Special Counsel, at (202) 551-3444. You may also contact us via facsimile at (202) 772-9203. Please send all correspondence to us at the following ZIP code: 20549-3628.

Sincerely,

Evan S. Jacobson
Attorney-Advisor
Office of Mergers & Acquisitions

cc: Via Facsimile (303) 313-2838
Richard M. Russo, Esq.
Gibson, Dunn & Crutcher LLP